January 13, 2025

Edison Woodie
Interim Chief Financial Officer
ServisFirst Bancshares, Inc.
2500 Woodcrest Place
Birmingham, AL
35209

        Re: ServisFirst Bancshares, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-36452
Dear Edison Woodie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance